                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                                  GRACO INC.
                             --------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  384109-10-4
                                 ------------
                                (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))


                               Page 1 of 9 Pages

CUSIP No.  384109104                  13G        Page 2 of 9 Pages
           ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Trust U/W Clarissa L. Gray
     Tax I.D. - 41-6044789

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [_]
                                    (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Trust governed by the laws of Minnesota

  NUMBER OF     |
                |
   SHARES       |
                |   5.   SOLE VOTING POWER
BENEFICIALLY    |        4,529,095
                |
  OWNED BY      |
                |   6.   SHARED VOTING POWER
    EACH        |
                |
 REPORTING      |   7.   SOLE DISPOSITIVE POWER
                |         4,529,095
   PERSON       |
                |
    WITH        |   8.   SHARED DISPOSITIVE POWER


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,529,095

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     26.6%

12.  TYPE OF REPORTING PERSON*
     00 (Trust)


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G           Page 3 of 9 Pages
           ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     First Bank of South Dakota, N.A.
     Tax I.D. - 46-0168855

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a) [_]
     Trustee of Clarissa L. Gray Trust        (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA (National Bank organized under National Banking Act)


  NUMBER OF     |   5.   SOLE VOTING POWER
                |
   SHARES       |
                |
BENEFICIALLY    |   6.   SHARED VOTING POWER
                |        4,529,095
  OWNED BY      |
                |
    EACH        |   7.   SOLE DISPOSITIVE POWER
                |
 REPORTING      |
                |
   PERSON       |   8.   SHARED DISPOSITIVE POWER
                |        4,529,095
    WITH        |


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,529,095

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     26.6%

12.  TYPE OF REPORTING PERSON*
     BK

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G           Page 4 of 9 Pages
           ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Paul M. Torgerson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [_]
     Trustee of Clarissa L. Gray Trust              (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA



  NUMBER OF     |   5.   SOLE VOTING POWER
                |
   SHARES       |
                |   6.   SHARED VOTING POWER
BENEFICIALLY    |        4,529,095
                |
  OWNED BY      |
                |   7.   SOLE DISPOSITIVE POWER
    EACH        |
                |
 REPORTING      |   8.  SHARED DISPOSITIVE POWER
                |        4,529,095
   PERSON       |
                |
    WITH        |



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,529,095

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     26.6%

12.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  384109104                  13G           Page 5 of 9 Pages
           ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     David A. Koch

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a) [_]
     Trustee of Clarissa L. Gray Trust      (b) [X]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                    5.   SOLE VOTING POWER
                         331,455  (Includes ESOP Shares of 490 and
  NUMBER OF     |        9,944 options scheduled to vest
                |        within 60 days.)
   SHARES       |
                |   6.   SHARED VOTING POWER
BENEFICIALLY    |        5,288,163 (Includes all shares held by Trust; 44,944
                |        shares owned by Mr. Koch's wife, as to which Mr. Koch
                |        may be deemed to share voting power; 29,769 shares
  OWNED BY      |        owned by the Graco Foundation of which Mr. Koch is a
                |        director; 451,855 shares owned by the Graco Pension
    EACH        |        Plan as to which Mr. Koch shares voting power;
                |        and 232,500 shares held by Greycoach Foundation
  REPORTING     |        of which Mr. Koch is a director.)
                |
   PERSON       |   7.   SOLE DISPOSITIVE POWER
                |        331,455
    WITH        |
                    8.   SHARED DISPOSITIVE POWER
                         5,288,163


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,619,618

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     33.0%

12.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

The Statement of Ownership, as amended, filed by the Trust U/W Clarissa L. Gray (the "Trust") pursuant to Rules 13d-1(c) and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Trust's ownership of shares of common stock of Graco Inc., is hereby amended by restating such statement, as amended, to add or to update the information contained therein.

ITEM 1
       (a) Name of Issuer:
           --------------

                Graco Inc.

       (b) Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

                4050 Olson Memorial Highway
                Golden Valley, Minnesota 55422

ITEM 2
       (a) Name of Person Filing:
           ---------------------

                Trust U/W Clarissa L. Gray

       (b) Address:
           -------

                c/o First Bank of South Dakota, N.A.
                141 North Main Avenue
                Suite 400
                Sioux Falls, South Dakota 57102-1133

       (c) Citizenship:
           -----------

                Governed by Minnesota law

       (d) Title of Class of Securities:
           ----------------------------

                COMMON

       (e) CUSIP Number:
           ------------

                384109-10-4

       The three trustees of the Clarissa L. Gray Trust share the power to vote and dispose of the shares held by the Trust. The trustees have joined in this filing since, under applicable Rules of the Securities and Exchange Commission, such powers may cause the trustees to be deemed to be beneficial owners of the shares held by the Trust. The trustees disclaim the existence of any group relationship among the trustees except such relationship as may be deemed to exist by virtue of their status as trustees.

       Effective January 1, 1995, First Bank of South Dakota, N.A. replaced First Bank National Association as a trustee of the Trust. Both First Bank of South Dakota, N.A. and First Bank National Association are subsidiaries of First Bank System Inc. On April 29, 1996, Maynard B. Hasselquist, a co-trustee of the Trust, died. Effective May 1, 1996, Paul
       M. Torgerson was designated and appointed co-trustee of the Trust to replace Maynard B. Hasselquist. The other trustee of the Trust is David
       A. Koch, an individual resident of the State of Minnesota. The principal business address of each of the trustees of the Trust is as follows:

           First Bank of South Dakota, N.A.
           141 North Main Avenue
           Suite 400
           Sioux Falls, South Dakota 57102-1133

           David A. Koch
           505 North Highway 169, Suite 595
           Plymouth, Minnesota 55441

           Paul M. Torgerson
           220 South Sixth Street
           Minneapolis, Minnesota 55402

ITEM 3
        This statement is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, because the shares of the Issuer owned by the Trust were acquired prior to December 22, 1970.

ITEM 4
        Ownership:

        (a)  Amount beneficially owned:

                 4,529,095

        (b)  Percentage of Class:

                 26.6%

        (c)  Number of Shares as to which the Trust has:

                 (i)  Sole power to vote or direct the vote:

                        4,529,095

                 (ii) Shared power to vote or direct the vote:

                        None

                (iii)  Sole power to dispose or direct the disposition:

                           4,529,095

                (iv)   Shared power to dispose or direct the disposition:

                           None

           The trustees share the power to vote or to direct the vote and to dispose or direct the disposition of all shares held by the Trust. Any additional shares of Graco Inc. owned by individual trustees are listed on the Cover Page relating to such trustee.

ITEM 5  Ownership of Five Percent or Less of a Class:  (______).

ITEM 6  Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable

ITEM 7 Identification and Classification of Members of the Subsidiary which Acquired the Security Being Reported on by Parent Holding Company.

            Not Applicable

ITEM 8  Identification and Classification of Members of the Group:

            Not Applicable, but see Item 2.

ITEM 9  Notice of Dissolution of Group:

            Not Applicable

ITEM 10 Certification:

            Not Applicable.  (See Item 3.)

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: February 3, 1998
                                    TRUST U/W CLARISSA L. GRAY

                                    First Bank of South Dakota,  N.A., Trustee



                                    By:  /s/ Thomas J. Flynn, Senior V. P.
                                       ----------------------------------------



                                    First Bank of South Dakota,  N.A., Trustee



                                    By:  /s/ Cynthia C. Nassen, Asst. V.P.
                                       ----------------------------------------



                                    /s/  Paul M. Torgerson
                                    -------------------------------------------
                                    Paul M. Torgerson, Trustee


                                    /s/ David A. Koch
                                    -------------------------------------------
                                    David A. Koch, Trustee